April 27, 2007

Ms. Tracey McKoy,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, D.C. 20549-0404.

Re: Tenaris S.A.

        Form 20-F for the Fiscal Year Ended December 31, 2005

        Filed June 30, 2006

        File No. 1-31518

Dear Ms. McKoy:

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of March 27, 2007, to Mr. Carlos Condorelli, the Company’s Chief Financial Officer.

This letter contains the Company’s responses to comments 1 and 2. The Company has responded to comments 3 and 4 under a separate response letter dated April 10, 2007. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.

We note in your response to our letter dated December 20, 2006, you discuss your use of sales agents in connection with sales into Iran and Syria, and your purchases of services from Iranian Companies. Please advise us whether any such sales agents or Iranian suppliers of services are affiliated with the Iranian or Syrian government. Advise us also whether the Iranian or Syrian government, or entities controlled by those governments act as intermediaries or otherwise receive funds in connection with your operations related to those countries.

R:	The Company supplementally advises the Staff that none of the sales agents used in connection with its sales of products in Iran and Syria are affiliated with the Iranian or Syrian Government. With respect to the purchase of services, the Company notes that one such supplier in Iran, the Islamic Republic of Iran Shipping Line, is a state-owned shipping company. The total amount paid for maritime freight services supplied by such company, incurred in 2003, was US$168 thousand dollars, in connection with a one-time shipment of tubular goods. With the exception of this one-time purchase of freight services in 2003, neither the Iranian or Syrian government, nor entities controlled by those governments, act as intermediaries or otherwise receive funds in connection with the Company’s operations related to those countries.

2.	Please advise us whether your sales into Africa include sales into Sudan, another country identified by the U.S. as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. To the extent that you have contacts with Sudan, provide the same type of information and analysis regarding your contacts with Sudan as we requested regarding your contacts with Iran and Syria in our letter dated December 20, 2006.

R:	The Company’s past contacts with Sudan were related to the sale of welded tubes used in the energy industry by Confab Industrial S.A., a non-U.S. subsidiary of the Company organized under the laws of Brazil. None of those past activities resulted in any ongoing operations in Sudan.

In 2004, net sales of tubular products to customers in Sudan amounted to approximately US$35 million, or less than 1% of the Company’s total sales for that year. The Company made no sales of goods to, or purchases of goods or services from, Sudanese customers or providers, as applicable, in any other year covered by the Form 20-F.

The sales of welded tubes in 2004 were made to Petronas Mitco pursuant to, and as part of, the Company’s global supply relationship with Petronas, a Malaysian multinational oil and gas company with worldwide operations including Sudan, in connection with the Melut Basin pipeline project.

None of the products or services that were sold or provided for end use in Sudan were designed to have military applications and, to the Company’s knowledge, none of them have in fact been put to such use. In general, tubular products sold for end use in Sudan comply with one or more of the following tubular specification standards:

1-	API 5CT: API Specification for Casing and Tubing
2-	API 5L: API Specification for Line Pipe X65
3-	ASTM: ASTM standards for Steel V.01.01—Piping, Tubing, Fittings (particularly A53, A106, A179, A192, A210, A213, A333; A335)
4-	API 5L/ ASTM: Use of both 2 and 3
5-	DIN: DIN 17175 standard.

In addition, none of the products sold for end use in Sudan were manufactured in the United States, and such transactions were not made in violation of any laws or regulations of the United States.

The Company supplementally advises the Staff that:

•	neither the Company nor any of its subsidiaries have assets in Sudan; and

•	neither the Company nor any of its subsidiaries have made any investment in Sudan.

The Company supplementally advises the Staff that its contacts with Sudan were and are, both individually and in the aggregate, not material to Tenaris’s business or operations, and that , based on any reputational, share value or other factor that a reasonable investor would deem important in making an investment decision, the Company does not consider that its activities related to Sudan, individually or in the aggregate, were or are material to Tenaris, or constitute a material investment risk to the Company’s security holders that would negatively impact Tenaris’s reputation or share price.

The Company’s conclusion is based upon the following facts and assessments:

•	the Company believes that its activities concerning Sudan do not violate any United States or foreign law.

•	the Company’s sales in Sudan represent a qualitatively non-material portion of its total sales;

•

the Company’s sales were made to a multinational oil and gas company with operations in Sudan, with Tenaris acting as a supplier of tubes for these operations as part of an ongoing global supplier relationship;

•	the Company’s products and services are designed for non-military applications and, to the Company’s knowledge, they are so used; and

•	the Company believes that investors are attracted by its ability to provide goods and services to oil and gas companies on a global basis.

In addition, as noted in its previous response letter dated February 14, 2007, the Company will continue to monitor carefully its operations in countries designated by the United States as state sponsors of terrorism, and if and when, in the Company’s judgment, the quantitative size or qualitative nature of these operations becomes significant, poses a material investment risk to its security holders, or has a material impact on Tenaris’s reputation or share value, it will provide disclosure regarding such operations in its annual report on Form 20-F to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call me at (212) 558-4309. I may also be reached by facsimile at (212) 558-3588 and by e-mail at spinellinosedac@sullcrom.com. In my absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Carlos J. Spinelli-Noseda

cc:	Nili Shah

(Securities and Exchange Commission)

Carlos Condorelli

(Tenaris S.A.)

Daniel A. López Lado

Kenneth J. Blomster

Rodolfo G. Bosenberg

Carlos Martín Barbafina

(PricewaterhouseCoopers)

Cristian J. P. Mitrani

Diego E. Parise

(Bruchou, Fernández Madero, Lombardi & Mitrani)

Christina L. Padden, Esq.

(Sullivan & Cromwell LLP)

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